October 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Amy Geddes

Re:	Comment Letter dated September 25, 2019 regarding Eros International Plc Form 20-F for the Year Ended March 31, 2019 Filed August 14, 2019 File No. 001-36176

Dear Ms. Geddes:

Eros International Plc (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Form 20-F for the Year Ended March 31, 2019 filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2019 (the “20-F”). We have endeavored to respond fully to your comment. For your convenience, this letter is formatted to reproduce your numbered comment in bold italicized text.

Form 20-F for the Year Ended March 31, 2019

Item 3. Key Information

A. Selected Financial Data, page 1

1.	We note you have included the non-GAAP measures “Adjusted EBITDA” and “Gross Revenue” here, and that these measures reverse the significant financing component calculated and reported outside revenue under IFRS 15. Please discontinue adjustment for the significant financing component. Refer to the guidance in Question 100.4 of the Compliance and Disclosure Interpretation on Non-GAAP Measures.

Response:

The Company acknowledges the comment and confirms that, in all future filings or releases, it will discontinue any adjustment in its non-GAAP measures for the significant financing component calculated and reported outside revenue under IFRS 15.

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We appreciate the opportunity to respond to your comment. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (917) 733-6509 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Prem Parameswaran

Prem Parameswaran

Chief Financial Officer

Cc:	Kishore Lulla Mark Carbeck Peter Wardle

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